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                             August 11, 2023

       Mingming Su
       Chief Strategy Officer & Director
       DouYu International Holdings Ltd
       20/F, Building A, New Development International Center
       No. 473 Guanshan Avenue
       Hongshan District, Wuhan, Hubei Province 430073
       People's Republic of China

                                                        Re: DouYu International
Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 25,
2023
                                                            File No. 001-38967

       Dear Mingming Su:

              We have reviewed your July 28, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 16, 2023 letter.

       Annual Report on Form 20-F

       Item 5. Operating and Financial Review and Prospectus, page 123

   1. We note your response to prior comment 3. Please tell us, and revise to disclose, the number of mobile annual
paying users for each period presented and tell us your
                                                        consideration to
disclose quarterly average mobile paying ratio information. In this regard, it is unclear
how providing total annual paying user and average mobile MAU information provides
insight into the performance of the mobile aspect of your business, which you indicate is a
focus of management. Also, as previously requested, in your
                                                        response, provide us
the total average MAUs, total average eSports MAUs and average next month active user
retention rate for PC users for each period presented.
 Mingming Su
FirstName LastNameMingming    Su
DouYu International Holdings Ltd
Comapany
August 11, NameDouYu
           2023        International Holdings Ltd
August
Page 2 11, 2023 Page 2
FirstName LastName
2. You also state in your response to comment 3 that 25% of livestreaming virtual gifts were purchased via PCs in 2022. Please clarify whether this means that PC virtual gift sales comprised 25% of total livestreaming revenue or tell us the percentage of livestreaming revenue generated from PC users. Also, while you state that management is shifting their focus to mobile apps and mobile users, considering registered PC users represented 29%
         of total new registered users in fiscal 2022 and 25% of virtual gift were purchased via
         PCs, explain further why you believe that information regarding this user base is not material to an understanding of your business.
General

3. We note your revised disclosures in response to prior comment 11. Please ensure that your disclosures elsewhere do not narrow risks related to operating in the PRC to mainland China only. Where appropriate, describe PRC law and then explain how the law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.
4. We note that in your responses to prior comments 12 and 13, you only provide legal
         analysis regarding    significant subsidiaries.    However, the
previous comments asked for
         such analysis as to all subsidiaries, whether or not    significant.
 Accordingly, please
         clarify how you define    significant subsidiaries    in this context.
Also provide the same
         legal analysis for each subsidiary, including Wuhan Ouyue, Wuhan Douyu and subsidiaries you do not categorize as significant. Further, please address the following:
             Clarify whether you own strategic investments through subsidiaries other than
              DouYu Investment Limited.
             Update all figures and calculations in your responses to conform to your financial statements as of June 30, 2023.
5.       We note from your response to prior comment 13 that you treat
short-term deposits    with
         maturities of one year or less as cash items in the context of your section 3(a)(1)(C)
         analysis. Please address the following:
             Provide a detailed legal analysis of why such    short-term
deposits    should be treated
             as cash items under section 3(a)(1)(C) and, to the extent applicable, Rule 3a-1 in light of (i) the 1982 amendments to the definition of security (see, e.g., Public Law 97-303,
             96 Stat. 1409 (October 13, 1982) and associated Senate report) and
(ii) Revisions to
             Rules Regulating Money Market Funds, SEC Release Nos. 33-6882 and IC-18005
             (February 20, 1991) (see, e.g., section II.B.1.c and fn. 28). In your response, be sure to address section 3(a)(1)(C) and, to the extent applicable, Rule 3a-1, separately.
             While we note your statement that the    short-term deposits
were made for working
             capital purposes, explain in additional detail whether, and to what extent, the company and its subsidiaries have or had any investment intent with respect to the
                short-term deposits    (see Investment Company Act Release No.
10937 (Nov. 13,
             1979) and the factors referenced in fn. 4 and 29).
             Recalculate all relevant calculations in your responses as of June 30, 2023 and also
             under the assumption that such    short-term deposits    are not
cash items.
 Mingming Su
DouYu International Holdings Ltd
August 11, 2023
Page 3
6.    We note your response to prior comment 13, which provided asset and income test
      calculations in the context of DouYu Yule in summary fashion. Please provide a further detailed breakdown of your asset and income test calculations in the context of DouYu
      Yule and Rule 3a-1. For example, identify each constituent part of the numerator and denominator for each test and the legal basis for your treatment of each such component under Rule 3a-1.
7. In your response to prior comment 13, you conclude that DouYu Yule satisfies the income
      test under Rule 3a-1 because,    [a]lthough DouYu Yule had a net
operating loss for the
      period, it had operating revenues of approximately RMB420,168,189, which greatly
      outweighs its income from potential Relevant Securities.    In light of
the fact that you
      have total net loss after taxes but positive interest income from potential Relevant
      Securities, please provide your detailed legal analysis as to how DouYu Yule satisfies the
      income test under Rule 3a-1 due to its operating revenues    outweighing
  income from
      potential Relevant Securities. Cite any applicable law, regulation or other precedent.
8. You state that DouYu Yule does not treat its interests in the VIEs as securities for purposes of Rule 3a-1 and analyze your arrangements under SEC v. W.J. Howey Co., 328
      U.S. 293 (1946). Assuming we disagree with your conclusion that such interests are not securities for purposes of the Investment Company Act of 1940, please explain whether you would consider your interests in the VIEs to be Relevant Securities. Further, we note that in footnote 8, you contemplate a scenario in which the VIEs are consolidated with
      DouYu Yule in the context of the asset test under Rule 3a-1. Please provide a similar explanation in the context of the income test under Rule 3a-1. Lastly, provide your analysis of your VIE arrangements under each part of the Howey test, including whether there is an investment in a common venture with a reasonable expectation of profits.
9. We note that in your response to prior comment 13, you do not consider trade receivables to be investment securities or Relevant Securities. Please describe the trade receivables in greater detail and also provide detailed legal analysis to support the position that such receivables are not investment securities or Relevant Securities.
      You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Kathleen Collins,
Accounting Branch Chief, at 202-551-3499 with any questions.



                                                            Sincerely,
FirstName LastNameMingming Su
                                                            Division of
Corporation Finance
Comapany NameDouYu International Holdings Ltd
                                                            Office of
Technology
August 11, 2023 Page 3
cc:       Li He
FirstName LastName